Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON JUNE 30, 2026

Reference is made to the notice of Annual General Meeting (the “AGM”) dated June 8, 2026 (the “Notice”) and the circular to holders of the Company’s Shares (the “Shareholders”) dated June 8, 2026 (the “Circular”) of Zhihu Inc. (the “Company”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as defined in the Circular and/or the Notice.

The board of directors (the “Board”) of the Company is pleased to announce that the AGM was held on June 30, 2026 at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China. All resolutions at the AGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 266,141,270 Shares, comprising 250,907,515 Class A Ordinary Shares (including the 5,174,334 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Company (“Bulk Issuance Shares”)) and 15,233,755 Class B Ordinary Shares. The trustees of the share schemes of the Company which held in aggregate 24,718,175 unvested Class A Ordinary Shares awarded and the holder of the Bulk Issuance Shares, were required to abstain from voting on all the resolutions proposed at the AGM. Save as disclosed above, there was no Shareholder who was required under Listing Rules to abstain from voting on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution at the AGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that it intends to vote against or in abstention in respect of any resolution proposed at the AGM. There were (a) no treasury Shares held by the Company (including any treasury Shares held or deposited with CCASS) and (b) 4,980,324 repurchased Shares which are pending cancellation and should be excluded from the total number of issued Shares for the purpose of the AGM.

Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions numbered 1 to 8 at the AGM was 261,160,946 Shares, comprising 245,927,191 Class A Ordinary Shares (including the 5,174,334 Bulk Issuance Shares as of the Share Record Date) and 15,233,755 Class B Ordinary Shares.

According to the Articles of Association, (i) with regard to resolutions 1, 2(a)(i), 2(a)(ii), 2(b), 3, 4, 5, 7 and 8, each Class A ordinary share shall entitle its holder to one vote and each Class B ordinary share shall entitle its holder to ten votes on a poll at the AGM; (ii) with regard to resolutions 2(a)(iii) and 6, each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at the AGM.

1

In accordance with the provisions of the Listing Rules, voting on the resolutions at the AGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the AGM are set out as follows:

			NUMBER OF VOTES CAST AND PERCENTAGE			TOTAL	TOTAL
	ORDINARY RESOLUTIONS			(%)		NUMBER	NUMBER
						OF VOTING	OF VOTES
			FOR	AGAINST	ABSTAIN[1]	SHARES	CAST
1.	To receive, consider, and	Class A ordinary	227,674,177	22,482	1,266,585	227,696,659	227,696,659
	adopt the audited consolidated	shares	(99.990126%)	(0.009874%)
	financial statements of the
		Class B ordinary	152,337,550	0	0	15,233,755	152,337,550
	Company as of and for the
	year ended December 31, 2025	shares	(100.000000%)	(0.000000%)
	and the reports of the directors	TOTAL	380,011,727	22,482	1,266,585	242,930,414	380,034,209
	of the Company and auditor	NUMBER	(99.994084%)	(0.005916%)
	thereon.	(CLASS A &
		CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by the Shareholders (including proxies)
	attending the AGM cast in favour thereof.

2(a)(i)	To re-elect Mr. Qu Chen as a	Class A ordinary	225,838,582	2,090,925	1,033,737	227,929,507	227,929,507
	non-executive director.	shares	(99.082644%)	(0.917356%)

		Class B ordinary	152,337,550	0	0	15,233,755	152,337,550
		shares	(100.000000%)	(0.000000%)

		TOTAL	378,176,132	2,090,925	1,033,737	243,163,262	380,267,057
		NUMBER	(99.450143%)	(0.549857%)
		(CLASS A &
		CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by the Shareholders (including proxies)
	attending the AGM cast in favour thereof.

2(a)(ii)	To re-elect Mr. Zhaohui Li as	Class A ordinary	227,507,301	419,206	1,036,737	227,926,507	227,926,507
	a non-executive director.	shares	(99.816078%)	(0.183922%)

		Class B ordinary	152,337,550	0	0	15,233,755	152,337,550
		shares	(100.000000%)	(0.000000%)

		TOTAL	379,844,851	419,206	1,036,737	243,160,262	380,264,057
		NUMBER	(99.889759%)	(0.110241%)
		(CLASS A &
		CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by the Shareholders (including proxies)
	attending the AGM cast in favour thereof.

[1]	According to the Companies Act (As Revised) of the Cayman Islands and the Articles of Association, the Shares in abstention do not need to be calculated as votes.

2

			NUMBER OF VOTES CAST AND PERCENTAGE			TOTAL	TOTAL
	ORDINARY RESOLUTIONS			(%)		NUMBER	NUMBER
						OF VOTING	OF VOTES
			FOR	AGAINST	ABSTAIN[1]	SHARES	CAST
2(a)(iii)	To re-elect Ms. Hope Ni as	Class A ordinary	225,595,147	2,331,360	1,036,737	227,926,507	227,926,507
	an independent non-executive	shares	(98.977144%)	(1.022856%)
	director.
		Class B ordinary	15,233,755	0	0	15,233,755	15,233,755

		shares	(100.000000%)	(0.000000%)

		TOTAL	240,828,902	2,331,360	1,036,737	243,160,262	243,160,262
		NUMBER	(99.041225%)	(0.958775%)
		(CLASS A &
		CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by the Shareholders (including proxies)
	attending the AGM cast in favour thereof.

2(b)	To authorize the board of	Class A ordinary	227,826,601	98,853	1,037,790	227,925,454	227,925,454
	directors of the Company to fix	shares	(99.956629%)	(0.043371%)
	the remuneration of directors.
		Class B ordinary	152,337,550	0	0	15,233,755	152,337,550

		shares	(100.000000%)	(0.000000%)

		TOTAL	380,164,151	98,853	1,037,790	243,159,209	380,263,004
		NUMBER	(99.974004%)	(0.025996%)
		(CLASS A &
		CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by the Shareholders (including proxies)
	attending the AGM cast in favour thereof.

3.	To grant a general mandate	Class A ordinary	217,631,469	10,276,756	1,055,019	227,908,225	227,908,225
	to the directors to issue, allot,	shares	(95.490836%)	(4.509164%)
	and deal with additional Class
		Class B ordinary	152,337,550	0	0	15,233,755	152,337,550
	A ordinary shares of the
	Company (including any sale	shares	(100.000000%)	(0.000000%)
	or transfer of treasury shares	TOTAL	369,969,019	10,276,756	1,055,019	243,141,980	380,245,775
	out of treasury) not exceeding	NUMBER	(97.297339%)	(2.702661%)
	20% of the total number of	(CLASS A &
	issued and outstanding shares	CLASS B)
	of the Company (excluding any
	treasury shares) as of the date
	of passing of this resolution.

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by the Shareholders (including proxies)
	attending the AGM cast in favour thereof.

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			NUMBER OF VOTES CAST AND PERCENTAGE			TOTAL	TOTAL
	ORDINARY RESOLUTIONS			(%)		NUMBER	NUMBER
						OF VOTING	OF VOTES
			FOR	AGAINST	ABSTAIN[1]	SHARES	CAST
4.	To grant a general mandate	Class A ordinary	227,885,584	22,650	1,055,010	227,908,234	227,908,234
	to the directors to repurchase	shares	(99.990062%)	(0.009938%)
	shares and/or ADSs of the
		Class B ordinary	152,337,550	0	0	15,233,755	152,337,550
	Company not exceeding 10%
	of the total number of issued	shares	(100.000000%)	(0.000000%)
	and outstanding shares of	TOTAL	380,223,134	22,650	1,055,010	243,141,989	380,245,784
	the Company (excluding any	NUMBER	(99.994043%)	(0.005957%)
	treasury shares) as of the date	(CLASS A &
	of passing of this resolution.	CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by the Shareholders (including proxies)
	attending the AGM cast in favour thereof.

5.	To extend the general mandate	Class A ordinary	202,428,358	25,499,796	1,035,090	227,928,154	227,928,154
	granted to the directors to	shares	(88.812354%)	(11.187646%)
	issue, allot, and deal with
		Class B ordinary	152,337,550	0	0	15,233,755	152,337,550
	additional shares in the capital
	of the Company (including	shares	(100.000000%)	(0.000000%)
	any sale or transfer of treasury	TOTAL	354,765,908	25,499,796	1,035,090	243,161,909	380,265,704
	shares out of treasury) by the	NUMBER	(93.294216%)	(6.705784%)
	aggregate number of the shares	(CLASS A &
	and/or shares underlying ADSs	CLASS B)
	repurchased by the Company.

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by the Shareholders (including proxies)
	attending the AGM cast in favour thereof.

6.	To re-appoint Pricewaterhouse	Class A ordinary	219,857,725	8,068,680	1,036,839	227,926,405	227,926,405
	Coopers and Pricewaterhouse	shares	(96.459963%)	(3.540037%)
	Coopers Zhong Tian LLP as
		Class B ordinary	15,233,755	0	0	15,233,755	15,233,755
	auditors of the Company to
	hold office until the conclusion	shares	(100.000000%)	(0.000000%)
	of the next annual general	TOTAL	235,091,480	8,068,680	1,036,839	243,160,160	243,160,160
	meeting of the Company and	NUMBER	(96.681743%)	(3.318257%)
	to authorize the board of	(CLASS A &
	directors of the Company to fix	CLASS B)
	their remuneration for the year
	ending December 31, 2026.

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by the Shareholders (including proxies)
	attending the AGM cast in favour thereof.

4

			NUMBER OF VOTES CAST AND PERCENTAGE			TOTAL	TOTAL
	ORDINARY RESOLUTIONS			(%)		NUMBER	NUMBER
						OF VOTING	OF VOTES
			FOR	AGAINST	ABSTAIN[1]	SHARES	CAST
7.	To approve the adoption of the	Class A ordinary	217,699,737	10,225,717	1,037,790	227,925,454	227,925,454
	Amended and Restated 2022	shares	(95.513570%)	(4.486430%)
	Share Incentive Plan.
		Class B ordinary	152,337,550	0	0	15,233,755	152,337,550

		shares	(100.000000%)	(0.000000%)

		TOTAL	370,037,287	10,225,717	1,037,790	243,159,209	380,263,004
		NUMBER	(97.310883%)	(2.689117%)
		(CLASS A &
		CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by the Shareholders (including proxies)
	attending the AGM cast in favour thereof.

8.	Conditional upon the passing	Class A ordinary	202,143,998	25,781,345	1,037,901	227,925,343	227,925,343
	of resolution 7, to approve	shares	(88.688689%)	(11.311311%)
	the adoption of the Service
		Class B ordinary	152,337,550	0	0	15,233,755	152,337,550
	Provider Sublimit.	shares	(100.000000%)	(0.000000%)

		TOTAL	354,481,548	25,781,345	1,037,901	243,159,098	380,262,893
		NUMBER	(93.220126%)	(6.779874%)
		(CLASS A &
		CLASS B)

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by the Shareholders (including proxies)
	attending the AGM cast in favour thereof.

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

All directors of the Company, namely Mr. Yuan Zhou, Mr. Dahai Li, Mr. Zhaohui Li, Mr. Qu Chen, Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng attended the AGM, either in person or by electronic means.

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, June 30, 2026

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as an executive director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Qu Chen as non-executive directors and Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive directors.

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